SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 7)*


                                 AURASOUND, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    05153H106
             -------------------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                             Attention: Kim Gabriel
                                Tel: 212.849.8225
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   6,543,756
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   6,543,756

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,543,756

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.99%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 9 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   6,543,756
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   6,543,756

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,543,756

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.99%

14   TYPE OF REPORTING PERSON

     IA

                                Page 3 of 9 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     CO

                                Page 4 of 9 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advantage Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   - See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     PN

                                Page 5 of 9 pages

CUSIP No.:  05153H106

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCAF GP, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   See Item 5
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -     0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   - See Item 5

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     See Item 5

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     See Item 5

14   TYPE OF REPORTING PERSON

     OO

                                Page 6 of 9 pages

                                Explanatory Note
                                ----------------

This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") is being filed with respect to the beneficial ownership of common stock, par value $0.01 per share (the "Common Stock"), of AuraSound, Inc., a Nevada corporation (the "Company" or the "Issuer"). This Amendment No. 7 amends and restates in their entirety Items 2 and 5 and supplements Items 4 and 7 of the Schedule 13D (as amended) previously filed by Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company, (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management,
LLC), and (iii) Adam Benowitz, a United States citizen.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this Statement (the "Reporting Persons") are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company ("Master Fund"); (2) Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC), a Delaware limited liability company ("Investment Manager"); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership ("VCAF"; and, together with the Master Fund, "Funds"); (4) VCAF GP, LLC, a Delaware limited liability company ("General Partner"); and (5) Adam Benowitz, a United States Citizen ("Mr. Benowitz"). The General Partner serves as the general partner of VCAF. The Investment Manager serves as the investment manager of each Fund. Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

         The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles. The principal business of the General Partner is serving as the general partner of VCAF. Mr. Benowitz's principal occupation is serving as the Managing Member of the Investment Manager.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the "Directors and Officers").

         (d)-(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  Purpose of Transaction.

         September 2008 Transfer Between the Funds

         On September 23, 2008, in a bulk sale transaction, the Master Fund sold, assigned, transferred and delivered to VCAF a fixed percentage of the Master Fund's holdings in a number of different issuers ("September Transfer"). In the September Transfer, VCAF acquired (i) 1,880,582 shares of Common Stock and (ii) a Series A Warrant exercisable into 1,710,978 shares of Common Stock with an initial exercise price of $1.50 per share (June 12, 2012 expiration date) (collectively, "Transferred Securities"). The aggregate purchase price for the Transferred Securities was $1,269,713.

                                Page 7 of 9 pages

         December 2008 Transaction

         On December 30, 2008, the Master Fund sold 6,362,868 shares of Common Stock in a bulk sale (together with several of the Fund's other holdings) to a registered broker-dealer ("December Transaction"). The aggregate purchase price for all of the securities sold (including the 6,362,868 shares of Common Stock) in the December Transaction was $1,000.00.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Master Fund and VCAF, collectively, (i) own 1,880,582 shares of Common Stock, (ii) have the ability to acquire an additional 4,663,174 shares of Common Stock within 60 days through the exercise or conversion of derivative securities and (iii) thus beneficially own 6,543,756 shares of Common Stock, representing 19.99% of all of the Issuer's outstanding Common Stock. The Investment Manager and Mr. Benowitz (and the General Partner with respect to the shares of Common Stock owned by VCAF) may each be deemed to beneficially own the shares of Common Stock beneficially owned by the Master Fund and VCAF. Each disclaims beneficial ownership of such shares. The foregoing is based on 28,071,972 shares of Common Stock outstanding as of November 12, 2008, as reported on the Issuer's Quarterly Report on Form 10-Q filed on November 13, 2008.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 6,543,756 shares of Common Stock reported herein.

         (c) Other than as set forth in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit No.       Document

1                 Joint Filing Agreement



                                Page 8 of 9 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VISION CAPITAL ADVANTAGE FUND, L.P.
                                       VCAF GP, LLC

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as a Director of the Master
                                           Fund, and as authorized signatory of
                                           the General Partner (for itself and
                                           VCAF)


                                Page 9 of 9 pages

EXHIBIT INDEX

Exhibit No.       Document

1                 Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of AuraSound, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: January 6, 2009

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.
                                       VISION CAPITAL ADVANTAGE FUND, L.P.
                                       VCAF GP, LLC

                                       By: /s/ Adam Benowitz
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager, as a Director of the Master
                                           Fund, and as authorized signatory of
                                           the General Partner (for itself and
                                           VCAF)